UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-40008

Sunrise New Energy Co., Ltd.

(Translation of Registrant’s Name into English)

Room 703, West Zone, R&D Building

Zibo Science and Technology Industrial Entrepreneurship Park, No. 69 Sanying Road

Zhangdian District, Zibo City, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 8, 2025, Sunrise New Energy Co., Ltd. (the “Company”) entered into a certain securities purchase agreement (the “Purchase Agreement”) with the investor named therein (the “Purchaser”), pursuant to which the Company agreed to issue and sell, in a registered direct offering (the “Registered Direct Offering”), 3,000,000 Class A ordinary shares of the Company, par value $0.0001 per share (each a “Share,” and collectively, the “Shares”). The purchase price for each Share was $0.55.

The Registered Direct Offering closed on October 3, 2025. The Company received approximately $1,650,000 in gross proceeds from the Registered Direct Offering, before deducting estimated offering expenses. The Company intends to use the net proceeds from the Registered Direct Offering for working capital and general corporate purposes.

The Purchase Agreement contains customary representations, warranties, and agreements by the Company, customary conditions to closing, other obligations of the parties, and termination provisions.

The Shares were offered by the Company pursuant to a registration statement on Form F-3 (File No. 333-272386) (the “Registration Statement”), previously filed and declared effective by the U.S Securities and Exchange Commission (the “Commission”) on August 9, 2023, the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated October 3, 2025.

The foregoing summary of the Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by such document filed as Exhibit 10.1 hereto and incorporated by reference herein.

A Copy of the opinion of Ogier (Cayman) LLP relating to the legality of the issuance and sale of the Shares, is filed as Exhibit 5.1 hereto.

This report is incorporated by reference into the Registration Statement, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

This report shall not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements:

This report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. All statements other than statements of historical facts included in this report are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations, and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended December 31, 2024, filed with the Commission on May 15, 2025, and the Company’s other filings with the Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments, or otherwise.

Exhibit Index

Exhibit No.	Description
5.1	Opinion of Ogier (Cayman) LLP
10.1	Securities Purchase Agreement, dated August 8, 2025, by and between the Company and the Purchaser thereto
23.1	Opinion of Ogier (Cayman) LLP (included in Exhibit 5.1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sunrise New Energy Co., Ltd.

By:	/s/ Haiping Hu
Name:	Haiping Hu
Title:	Chief Executive Officer

Date: October 3, 2025

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